Exhibit 99.1

Notice and Management Proxy Circular

For the

Annual and Special Meeting of Shareholders

to be held on August 19, 2014

July 15, 2014

Lorus Therapeutics Inc.

Notice of 2014 Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Lorus Therapeutics Inc. (the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario on August 19, 2014 at 10 a.m. (Toronto time).

What the Meeting is About

The following items of business will be covered at the Meeting:

1.	receiving the financial statements of the Corporation for the fiscal year ended May 31, 2014, including the auditor’s report thereon;
2.	appointing KPMG LLP as auditor of the Corporation for the ensuing year and authorize the directors to fix its remuneration;
3.	electing directors;
4.	to consider, and if deemed advisable, pass a special resolution in the form included in the management proxy circular accompanying this notice of meeting approving the change of name of the Corporation to “Aptose Biosciences Inc.”, or such other name as the board of directors may determine is appropriate; and
5.	to consider, and if deemed advisable, pass a special resolution in the form included in the management proxy circular accompanying this notice of meeting approving the consolidation of the outstanding common shares of the Corporation (the “Shares”) on the basis of a ratio of one (1) post-consolidation Share for each five (5) to fifteen (15) outstanding pre-consolidation Shares, with such ratio to be determined by the board of directors in its sole discretion; and
6.	to transact such other business as may be properly brought before the Meeting.

The Meeting may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The management proxy circular accompanying this notice of meeting provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You have the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a holder of common shares of the Corporation at the close of business on July 18, 2014.

You have the right to vote your shares on items 2, 3, 4 and 5 listed above and any other items that may properly come before the Meeting or any adjournment.

-ii-

Your vote is important

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10 a.m. on August 15, 2014 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

William G. Rice, Ph. D.
Chairman, President and Chief Executive Officer

Toronto, Canada

July 15, 2014

MANAGEMENT PROXY CIRCULAR

JULY 15, 2014

PROXY INFORMATION

Solicitation of Proxies

The information contained in this management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Lorus Therapeutics Inc. (the “Corporation”, “Lorus”, “we” or “our”) to be held on August 19, 2014 at 10:00 a.m. (Toronto time) at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Lorus. The information contained in this Circular is given as at July 15, 2014 except where otherwise noted.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statement. See our Annual Information Form dated July 15, 2014 for the fiscal year ended May 31, 2014 for additional information. A copy of this document can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment. A proxy form is included with this Circular.

The persons named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint a person to represent you at the Meeting other than the persons named on the proxy form. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. If you want to appoint someone else, you can insert that person’s name in the blank space provided in the form of proxy. That other person does not need to be a Shareholder of the Corporation.

If you are voting your Shares by proxy, our transfer agent, Computershare Investor Services Inc. (“Computershare”), must receive your completed proxy form by 10 a.m. (Toronto time) on Friday, August 15, 2014 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Registered Shareholders

You are a registered Shareholder if your name appears on your Share certificate. Your proxy form tells you whether you are a registered Shareholder.

Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution holds your Shares for you (your nominee). For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) Shareholder.

In accordance with Canadian securities law, we have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “meeting materials”) to CDS Clearing and Depository Services Inc. and intermediaries (such as securities brokers or financial institutions) for onward distribution to those non-registered or beneficial Shareholders to whom we have not sent the meeting materials directly. We previously mailed to those who requested them, the audited financial statements of the Corporation for the fiscal year ended May 31, 2014 and the auditor’s report thereon as well as management’s discussion and analysis.

The intermediaries are required to forward meeting materials to non-registered or beneficial Shareholders unless a non-registered or beneficial Shareholder has waived the right to receive them. Very often, intermediaries will use a service company such as Broadridge Investor Communication Solutions to forward the meeting materials to non-registered or beneficial Shareholders.

Non-registered or beneficial Shareholders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered or beneficial Shareholders to direct the voting of the Shares they beneficially own. Non-registered or beneficial Shareholders should follow the procedures set out below, depending on what type of form they receive.

A.	Voting Instruction Form. In most cases, a non-registered Shareholder will receive, as part of the meeting materials, a voting instruction form. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the non-registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered Shareholder.

or

B.	Form of Proxy. Less frequently, a non-registered Shareholder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered Shareholder but which is otherwise uncompleted. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the non-registered Shareholder must complete the form of proxy and deposit it with Computershare, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the non-registered Shareholder must strike out the names of the persons named in the proxy and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided.

 Non-registered Shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Meeting Materials

The meeting materials are being sent to both registered and non-registered owners of Shares. The Corporation is sending this Circular and other meeting materials indirectly to non-objecting beneficial owners (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)). The Corporation intends to pay for intermediaries to forward to objecting beneficial owners (as defined in NI 54-101) this Circular and other meeting materials.

Changing Your Vote

A registered Shareholder who has given a proxy may revoke that proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare as described above;
(b)	depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing:
(i)	at our registered office at any time before 10 a.m. on Friday, August 15, 2014, or on the last business day before any adjournment of the Meeting at which the proxy is to be used, or
(ii)	with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or
(c)	in any other manner permitted by law.

A non-registered or beneficial Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

You can choose to vote “For”, “Against” or “Withhold”, depending on the item listed on the proxy form. The Shares represented by the proxy form will be voted for, voted against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted by the management representatives named in the proxy form as follows:

•	FOR the election of the directors nominated for election as listed in this Circular;
•	FOR the appointment of KPMG LLP as auditor of the Corporation and the authorization of the directors to fix the auditor’s remuneration;
•	FOR the approval of the change of the name of the Corporation to Aptose Biosciences Inc. or such other name as the directors may determine is appropriate; and
•	FOR the approval of the consolidation of the outstanding Shares on the basis of a ratio of one (1) post-consolidation Share for each five (5) to fifteen (15) outstanding pre-consolidation Shares.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 139,324,451 Shares are issued and outstanding. Each holder of Shares of record at the close of business on July 18, 2014, the record date established for notice of the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting, except to the extent that the Shareholder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of them and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares.

To the knowledge of Lorus’ directors and executive officers, no single person or entity beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding Shares, other than Mr. Sheldon Inwentash who, according to publicly available information, holds, both personally and through Pinetree Capital Ltd., 14,920,000 Shares or approximately 10.71% of the issued and outstanding Shares and outstanding Shares, and Franklin Resources, Inc. who, according to publicly available information, holds 17,000,000 Shares or approximately 12.20% of the issued and outstanding Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

At the Meeting, Shareholders will receive and consider the financial statements of the Corporation for the fiscal year ended May 31, 2014 and the auditor’s report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

2. Appointment and Remuneration of the Auditor

The Board of Directors of the Corporation (the “Board”), on the Audit Committee’s advice, recommends the appointment of KPMG LLP, as auditor of the Corporation. The auditor will be in office until the next annual Shareholders’ meeting or until a successor is named.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the appointment of the auditor, on any ballot that may be called for in the appointment of the auditor, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the directors to fix the remuneration of the auditor.

3. Election of Directors

Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of Shareholders or until their successors are elected or appointed.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the election as directors of the proposed nominees whose names are set forth below.

Pursuant to the articles of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time. The Corporation currently has seven directors, and is proposing six directors for nomination at the Meeting.

On February 24, 2014, the Board adopted a majority voting policy (the “Majority Voting Policy”). The Majority Voting Policy applies to this election of directors. Under such policy, a director nominee who is elected in an uncontested election with a greater number of votes “withheld” than votes “for” will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. Such a nominee will be expected to provide forthwith his or her resignation to the Board, effective on acceptance by the Board. Unless special circumstances apply, the Board will accept the resignation. Within ninety (90) days following the applicable meeting of the Shareholders, the Board will determine whether to accept or reject the resignation offer that has been submitted. Following the Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision (including the reasons for rejecting the resignation offer, if applicable).

The following table sets out for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at the date hereof.

The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee.

Name of Director, Province/State and Country of Residence	Director Since	Present and Past Principal Occupation or Employment	No. of Shares Beneficially Owned, Controlled or Directed
Dr. Denis Burger(1) (2) Oregon, United States	September 2007

Executive Chairman, BioCurex, Inc.
(2009 to present) (biotechnology company)

President, Yamhill Valley Vineyards, Inc.
(1983 to present) (vineyards)

Served on several Boards of Directors
(2007 to 2009)

101,987 Shares
Dr. William G. Rice California, United States	October 2013	Chairman, President and Chief Executive Officer of the Corporation (2013 to present) Chairman, President and Chief Executive Officer, Cylene Pharmaceuticals Inc. (2003 to 2013) (biotechnology company)	Nil
Dr. Bradley Thompson(3) Alberta, Canada	June 2013	President and Chief Executive Officer, Oncolytics Biotech Inc. (1999 to present) (biotechnology company)	Nil
Dr. Brian Underdown(1) (2) Ontario, Canada	December 2013	Managing Director, Lumira Capital (1997 to present) (life science venture capital investment manager)	Nil(4)
Dr. Mark D. Vincent(3) Ontario, Canada	September 2007

Physician; medical oncologist, London Regional Cancer Program Cancer Care Ontario
(1990 to present) (cancer care facility)

Chief Executive Officer, Sarissa Inc.
(2000 to present) (biotechnology company)

Nil
Warren Whitehead(1) Ontario, Canada	April 2011	Chief Financial Officer, Amorfix Life Sciences (2013 to present) (biotechnology company) Chairman of the Board of Plantform , Director (2009 to present) (biotechnology company)	Nil

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance and Nominating Committee.

(4) Lumira Capital, of which Dr. Underdown is the managing director, holds 2,727,500 Shares.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

No proposed director is, to the knowledge of the Corporation as at the date of the Circular, or has been, within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Lorus) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (iii) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (iv) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromised with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Moreover, no proposed director of the Corporation has been subject, to the knowledge of the Corporation, to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4. Change of Name

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve a special resolution (the “Name Change Resolution”) authorizing the Corporation to file articles of amendment under the Canada Business Corporations Act (“CBCA”) to change the name of the Corporation from “Lorus Therapeutics Inc.” to “Aptose Biosciences Inc.” or such other name as may be approved by the directors of the Corporation and is acceptable to the Toronto Stock Exchange (“TSX”) and the Director under the CBCA (the “Name Change”).

The Corporation is proposing to change its name in an effort to reposition the focus of the business of the Corporation. These efforts are aimed at aligning the product portfolio and product development strategy for its lead asset, LOR-253, with the strategic course set by the new management team that was established in late 2013. In addition, the Corporation has expanded its geographical representation to include the US. Further, as a research and development organization focused on cancer, the Corporation will be concentrating on identifying new therapeutics that restore innate cellular apoptotic mechanisms typically circumvented by tumors. The biological term, “apoptosis” represents the innate self-killing mechanisms of cells triggered upon onset of cellular damage that may otherwise lead to cancer and is the intuitive root of the proposed name of “Aptose Biosciences”.

Although Shareholder approval for the Name Change is being sought at the Meeting, the Name Change would become effective at a date in the future to be determined by the Board when it is considered to be in the best interest of the Corporation to implement the Name Change. The Board may determine not to implement the Name Change at any time after the Meeting without further action on the part of or notice to the Shareholders.

The CBCA requires that the Name Change be approved by a special resolution of Shareholder, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present in person or by proxy at the Meeting. In addition to the approval of the Shareholders, the Name Change requires the approval of the TSX. The TSX has conditionally approved the proposed Name Change.

The text of the Name Change Resolution approving the proposed Name Change to be submitted to Shareholders at the Meeting is set forth below:

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Corporation is hereby authorized under section 173 of the Canada Business Corporations Act (the “CBCA”) to amend its articles to change the name of the Corporation from “Lorus Therapeutics Inc.” to “Aptose Biosciences Inc.” or such other name as may be approved by the directors of the Corporation and is acceptable to the Director under the CBCA and the TSX;
2.	The board of directors of the Corporation (the “Board”) be and it is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and
3.	Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable in connection with the proposed Name Change, including but not limited to, the filing of articles of amendment under the CBCA, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.

The Board believes that the proposed Name Change is in the best interest of the Corporation and unanimously recommends that Shareholders vote “FOR” the Name Change Resolution. Unless otherwise instructed by a Shareholder, the persons named in the accompanying form of proxy will vote “FOR” the Name Change Resolution.

5. Share Consolidation

At the Meeting, Shareholders will be asked to consider a special resolution (the “Consolidation Resolution”), to consolidate the outstanding Shares on the basis of a ratio of one post-consolidation Share for each five to fifteen outstanding pre-consolidation Shares, with such ratio to be determined by the Board in its sole discretion.

The Board believes it is in the best interest of the Corporation to consolidate the issued and outstanding Shares of the Corporation on the basis of a ratio of one (1) post-consolidation Share for each five (5) to fifteen (15) outstanding pre-consolidation Shares (the “Share Consolidation”), with such ratio to be determined by the Board in its sole discretion. If the proposed Share Consolidation is implemented, the number of Shares issued and outstanding will be reduced from approximately 139,324,451 Shares (as of July 15, 2014) to between approximately 27,864,890 and 9,288,296 Shares, depending on the ratio selected by the Board.

Although Shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future to be determined by the Corporation when it is considered to be in the best interest of the Corporation to implement the Share Consolidation. The Board may determine not to implement the Share Consolidation at any time after the Meeting without further action on the part of or notice to the Shareholders.

The proposed Share Consolidation is being contemplated as a way to potentially increase the trading price of the Shares since the Corporation is contemplating a potential listing on the NASDAQ Stock Exchange and the rules of the NASDAQ Stock Exchange require a minimum trading price of $3.00 or $4.00 under certain conditions.

The Board believes that Shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) provides the Board with maximum flexibility to achieve the desired results of the Share Consolidation. If the special resolution is approved by the Shareholders, the Share Consolidation would only be implemented, if at all, upon a determination by the Board that it is in the best interest of the Corporation and its Shareholders at that time. The Board’s selection of the specific ratio will be based primarily on the price level of the Shares at the time and expected stability of that price level.

There can be no assurance whatsoever that any increase in the market price per Share will result from the proposed Share Consolidation and there is no assurance whatsoever that the Shares of the Corporation will be listed on the NASDAQ Stock Exchange.

No fractional Shares of the Corporation will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon such Share Consolidation, the number of Shares to be received by such Shareholder will be rounded up or down to the nearest whole Share.

If the proposed Share Consolidation is approved by the Shareholders and all regulatory requirements are complied with, including the approval of the TSX, and implemented by the Board, following the announcement by the Corporation of the effective date of the Share Consolidation, registered Shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, Computershare Investor Services Inc., containing instructions on how to exchange their share certificates representing pre-consolidation Shares for new share certificates representing post-consolidation Shares. Non-registered Shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered Shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

The CBCA requires that the Share Consolidation be approved by a special resolution of the Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present in person or by proxy at the Meeting. In addition to the approval of the Shareholders, the Share Consolidation requires the approval of the TSX. The TSX has conditionally approved the proposed Share Consolidation, which is valid for a year and provides that shareholder approval will have to be obtained if the Corporation does not proceed with the Share Consolidation within a year of the TSX approval.

The text of the Consolidation Resolution approving the proposed Share Consolidation to be submitted to shareholders at the Meeting is set forth below:

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Pursuant to the Canada Business Corporations Act (the “CBCA”), the articles of Lorus Therapeutics Inc. (the “Corporation”) be amended to consolidate all of the issued and outstanding common shares of the Corporation (the “Shares”) on the basis of a ratio of one (1) post-consolidation Share for each five (5) to fifteen (15) outstanding pre-consolidation Shares, with such ratio to be determined by the board of directors of the Corporation (the “Board”) in its sole discretion. Any resulting fractional Shares shall be either rounded up or down to the nearest whole Share;
2.	The Board be and it is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and
3.	Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable in connection with the proposed Share Consolidation, including but not limited to, the filing of articles of amendment under the CBCA, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.

The Board believes that the proposed Share Consolidation is in the best interest of the Corporation and its Shareholders and unanimously recommends that Shareholders vote “FOR” the Consolidation Resolution. Unless otherwise instructed by a Shareholder, the persons named in the accompanying form of proxy will vote “FOR” the Consolidation Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. The Compensation Committee is currently comprised of independent Board members Dr. Burger, Dr. Underdown and Dr. Jim Wright. Dr. Wright is not standing for re-election at the Meeting as a member of the Board and will therefore be replaced as a member of the Compensation Committee after the Meeting. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met seven times during the period lasting from June 1, 2013 until May 31, 2014. For more information on the Compensation Committee, please see the section entitled “Compensation” of the Corporation’s Corporate Governance Practices attached hereto as Appendix A.

Members of the Compensation Committee each have direct experience relevant to compensation matters resulting from their respective current and past activities. The members of the Compensation Committee have experience dealing with compensation matters in comparable organizations, including public companies, as well as companies with a strong emphasis on governance in their current and former roles as principal executives.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to the share option plan (the “Share Option Plan”), the deferred share unit plan (the “DSU Plan”) and the alternate compensation plan of the Corporation (the “ACP Plan” and, collectively with the Share Option Plan and the DSU Plan, the “Plans”), employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

Lorus’ executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;
•	align executive interests with the interests of Shareholders; and
•	ensure that individuals continue to be compensated in accordance with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation. As such, our compensation package consists of three key elements:

•	base salary and initial share options;
•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and
•	long-term compensation incentives related to long-term increase in Share value through participation in the Share Option Plan.

The Compensation Committee reviews each of these items on a stand-alone basis and also reviews compensation as a total package. Adjustments to compensation are made as appropriate following a review of the compensation package as a whole.

Base Salary  - Initial Share Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Lorus to attract and retain executive officers that can effectively contribute to the long-term success of the Corporation. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contribution to the success of Lorus. The members of the Compensation Committee use their knowledge of the industry and of industry trends to assist with the determination of an appropriate compensation package for each executive officer. In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted share options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing Shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Lorus is to motivate our executive officers to achieve specified performance objectives for fiscal 2014 and to reward them for their achievement in the event that those objectives are met. Each year, the compensation committee of the Board approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the fiscal year ended May 31, 2014, the annual cash bonuses ranged from 15% to 45% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Lorus is to reward an executive’s contribution to the attainment of Lorus’ long-term objectives, align an executive’s performance with the long-term performance of Lorus and to provide an additional incentive for an executive to enhance Shareholder value. Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of share options under our Share Option Plan.

The number of options granted for certain executives of Lorus for the fiscal year ended May 31, 2014 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The granting of options to purchase Shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics

The performance of the Named Executive Officers for the 2014 fiscal year was measured with respect to the following objectives:

1)	Obtain financial security through two financings;

2)	Establish experienced management team;
3)	Obtain analyst coverage;
4)	Other corporate objectives.

Each of the above objectives is weighted at 65%, 5%, 20% and 10% respectively in relation to assessment of satisfaction of overall corporate objectives and determination of any general corporate bonuses. Based on these criteria the Board assigned an achievement of 95%. Incentive compensation related to the attainment of these objectives will be paid in fiscal 2015. Similar performance metrics will be established for the year ending May 31, 2015 based on the approved business plan for the current year.

Hedge or Offset Instruments

Named Executive Officers or directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by Named Executive Officers or directors, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Risk Assessment of Compensation

The implications of the risks associated with the Corporation’s compensation practices were not considered by the Board or a committee of the Board.

PERFORMANCE GRAPH

The following graph illustrates our cumulative total Shareholder return (assuming a $100 investment) for the Shares on the TSX as compared with the S&P/TSX Capped Health Care Index during the period from May 31, 2009 to May 31, 2014.

In October 2013 the Corporation completed a strategic review which resulted in the appointment of Dr. William Rice as Chief Executive Officer and Chairman of the Board of the Corporation on October 28, 2013. Following the appointment of Dr. Rice the Corporation has focused the future development of LOR-253 on acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies, appointed Mr. Gregory Chow as Chief Financial Officer and Mr. Avanish Vellanki as Chief Business Officer and attracted several other key advisors. The Corporation believes these changes have created significant shareholder value as depicted in the graph below, which illustrates our cumulative total Shareholder return (assuming a $100 investment) for the Shares on the TSX as compared with the S&P/TSX Capped Health Care Index during the period from May 31, 2013 until May 31, 2014.

Compensation levels for the Named Executive Officers have not fluctuated to the same degree as Shareholder returns. Compensation does not solely reflect consideration of Corporation performance. Instead, compensation is determined in light of an overall compensation package that is considered appropriate in the circumstances.

Summary Compensation Table

The following table details the compensation information for the three most recent fiscal years of the Corporation, for the Chairman, President and Chief Executive Officer, the former President and Chief Operating Officer, the Senior Vice President and Chief Financial Officer, the Director of Finance, the Senior Vice President and Chief Business Officer and the Vice President of Research (each, an “NEO” and, collectively the “Named Executive Officers”):

Name and Principal Position	Fiscal Year ended May 31	Salary ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation(11) ($)	Total compensation ($)
					Annual incentive plans(10) ($)	Long-term incentive plans ($)
Dr. William G. Rice(3) Chairman, President and Chief Executive Officer	2014 2013 2012	266,806(12) - -	N/A - -	1,246,742 - -	454,750(12) - -	Nil - -	N/A - -	26,839(12) - -	1,995,137 - -
Dr. Aiping Young (4)(5)(6) Former President and Chief Operating Officer	2014 2013 2012	289,971 352,937 349,334	N/A(1) N/A 304,200(1)	Nil 443,100 49,500	Nil 128,416 Nil	Nil Nil Nil	N/A N/A N/A	1,087,929 Nil Nil	1,377,900 924,453 703,034
Mr. Gregory K. Chow(7) Senior Vice President and Chief Financial Officer	2014 2013 2012	125,925(12) - -	N/A - -	690,625 - -	370,381(12) - -	Nil - -	N/A - -	19,234(12) - -	1,206,165 - -
Ms. Elizabeth Williams(8) Director of Finance	2014 2013 2012	80,837 69,659 68,923	N/A N/A N/A	71,925 42,200 27,238	27,537 9,535 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	180,299 121,194 96,161
Mr. Avanish Vellanki(9) Senior Vice President and Chief Business Officer	2014 2013 2012	125,925(12) - -	N/A - -	690,625 - -	370,381(12) - -	Nil - -	N/A - -	19,234(12) - -	1,206,165 - -
Dr. Yoon Lee Vice President Research	2014 2013 2012	141,105 139,546 138,071	N/A N/A N/A	71,925 63,300 27,983	42,906 26,484 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	255,936 229,330 166,054

(1)	During the year ended May 31, 2012, 780,000 deferred share units were issued to Dr. Aiping Young. The fair value of these deferred share units is marked to market and during the fiscal year ended May 31, 2014 the fair value had increased from $171,600 at May 31, 2013 to $444,600 as at April 30, 2014 resulting in an increase in value of $273,000 during the fiscal year ended May 31, 2014. The 780,000 deferred share units were redeemed by Dr. Young in consideration for 780,000 Shares on April 30, 2014.
(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of between 125 and 135%; (iii) risk free interest rate of between 1 and 3%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.
(3)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Corporation on October 28, 2013 and President of the Corporation on April 10, 2014.
(4)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by William G. Rice, Ph. D. Dr. Young left the Corporation on March 18, 2014.
(5)	Dr. Young did not receive any compensation for her role as a director of the Corporation. Dr. Young did not stand for re-election at the annual general and special meeting of the shareholders of the Corporation held on March 27, 2014.
(6)	Pursuant to the provisions of Dr. Young’s termination agreement, 525,000 unvested options vested as of March 19, 2014, and the total 1,325,000 vested options held by Dr. Young as of April 22, 2014 will expire on March 18, 2015.
(7)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.
(8)	Ms. Williams acted as Chief Financial Officer until December 2, 2013. Ms. Williams is employed on a part-time basis.

(9)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.
(10)	During the year one-time bonuses were paid to NEO’s upon the completion of key financing milestones. These amounts were approved by the Board and have been included in the Annual Incentive Plan column.
(11)	Other compensation for Dr. Rice, Mr. Chow and Mr. Vellanki relates to consulting fees paid to NEO’s for services provided prior to employment. Other compensation paid to Dr. Young was pursuant to the provisions of Dr. Young’s termination agreement.
(12)	Dr. William G. Rice, Mr. Gregory K. Chow and Mr. Avanish Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was $1USD = $1.07CDN.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following tables show all awards outstanding to each NEO as at May 31, 2014:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. William G. Rice Chairman, President and Chief Executive Officer	425,000 781,633 63,367 1,680,000	0.290 0.610 0.580 0.500	Oct 27, 2023 Dec 10, 2023 Jan 29, 2024 Apr 10, 2024	68,000 Nil Nil Nil	Nil	Nil	Nil
Dr. Aiping Young (2) Former President and Chief Operating Officer	275,000 1,050,000	0.215 0.475	Nov 28, 2021 Aug 1, 2022	64,625 Nil	Nil	Nil	Nil
Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	425,000 425,000 425,000	0.78 0.610 0.500	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024	Nil Nil Nil	Nil	Nil	Nil
Ms. Elizabeth Williams Director of Finance	85,000 62,000 100,000	0.215 0.18 0.475	Nov 28, 2021 March 8, 2022 Aug 1, 2022	19,975 16,740 Nil	Nil	Nil	Nil
Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	425,000 425,000 425,000	0.78 0.610 0.500	Nov 4, 2023 Dec 10, 2023 Apr 10, 2024	Nil Nil Nil	Nil	Nil	Nil
Dr. Yoon Lee Vice President Research	100,000 67,000 150,000	0.215 0.18 0.475	Nov 28, 2021 March 8, 2022 Aug 1, 2022	23,500 18,090 Nil	Nil	Nil	Nil
(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on May 31, 2014 at the end of the fiscal year ($0.45), and the exercise price of the options.
(2)	Dr. Aiping Young was named Chief Operating Officer on October 28, 2013. On this date, she was replaced as Chief Executive Officer by Dr. William Rice, Ph. D. Dr. Young left the Corporation on March 18, 2014.

The 425,000 options granted to each of Mr. Gregory Chow and Mr. Avanish Vellanki on April 10, 2014 vest over 36 months from the date of the grant in 35 equal monthly instalments of 11,806 and a 36th instalment of 11,790.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the fiscal year ended May 31, 2014:

Name and Principal Position	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. William G. Rice Chairman, President and Chief Executive Officer	Nil	Nil	454,750
Dr. Aiping Young Former President and Chief Operating Officer	149,625	444,600	Nil
Mr. Gregory K. Chow Senior Vice President and Chief Financial Officer	Nil	Nil	370,381
Ms. Elizabeth Williams Director of Finance	14,754	Nil	27,537
Mr. Avanish Vellanki Senior Vice President and Chief Business Officer	Nil	Nil	370,381
Dr. Yoon Lee Vice President Research	15,994	Nil	42,906

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits to its Named Executive Officers or employees of the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if their employment is terminated by the Corporation other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki shall be entitled to a payment equivalent to 12 months of their respective annual base salaries at the time of termination (Dr. Rice’s current annual base salary represents US$480,000, Mr. Chow’s current annual base salary represents US$315,000 and Mr. Vellanki’s current annual base salary represents US$315,000), plus an amount equal to the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, pro rated based on the number of days the executive worked during the year of the termination. In addition, the employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits will continue to be made for a period of 12 months following termination of their employment. The employment agreement of Dr. Lee provides that if his employment is terminated by the Corporation other than for cause, Dr. Lee shall be entitled to a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months. The employment agreement of Ms. Williams provides that if her employment is terminated by the Corporation other than for cause, Ms. Williams shall be entitled to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination.

If the employment agreements are terminated by the Corporation other than for cause, then all unexercised share options then held by each are governed by the terms of the Share Option Plan.

The employment agreements of Mr. Chow and Mr. Vellanki provide that, in the event their employment with the Corporation is terminated within three months immediately preceding or 12 months immediately following the consummation of a change of control, each of Mr. Chow and Mr. Vellanki would be eligible, subject to certain conditions, to receive a payment equivalent to 18 months of their annual base salaries at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, pro rated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination following a change of control. The employment agreements of Dr. Rice, Dr. Lee and Ms. Williams do not include change of control provisions.

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Corporation on May 31, 2014 and the severance payment that would have been payable to each Named Executive Officer had the Corporation terminated employment of the Named Executive Officer without cause on May 31, 2014:

Name	Termination Without Cause	Change of Control
Dr. William G. Rice	US$582,000(1)	Nil
Mr. Gregory K. Chow	US$375,000(1)	US$532,500(2)
Ms. Elizabeth Williams	$106,000(3)	Nil
Mr. Avanish Vellanki	US$375,000(1)	US$532,500(2)
Dr. Yoon Lee	$160,000(4)	Nil
(1)	This amount represents 12 months of annual base salary at the time of termination, plus an amount equal to the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, pro rated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.
(2)	This amount represents 18 months of annual base salary at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, pro rated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.
(3)	This amount represents the applicable notice entitlement under employment legislation in the event of termination.
(4)	This amount represents 12 months of annual base salary at the time of termination.

Dr. Aiping Young received severance payments of $1.1 million in connection with the termination of her employment which occurred on March 18, 2014. On April 30, 2014, the Company issued 780,000 Shares of Lorus in settlement of the 780,000 outstanding DSU’s held by Dr. Young. In addition, as part of Dr. Young’s severance, 525,000 unvested options vested as of March 19, 2014, and the total 1,325,000 vested options held by Dr. Young as of April 22, 2014 will expire on March 18, 2015.

COMPENSATION OF DIRECTORS

The following table details the compensation received by each director for the year ended May 31, 2014:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Mr. Herbert Abramson(2)	12,500	Nil	Nil	Nil	N/A	Nil	12,500
Dr. Denis Burger	45,758	Nil	12,330	Nil	N/A	Nil	58,088
Dr. Bradley Thompson(3)	23,750	Nil	18,495	Nil	N/A	Nil	42,245
Dr. Brian Underdown(4)	25,250	Nil	12,330	Nil	N/A	Nil	37,580
Dr. Mark Vincent	31,000	Nil	12,330	Nil	N/A	Nil	43,330
Mr. Warren Whitehead	40,000	Nil	12,330	Nil	N/A	Nil	52,330
Dr. Jim Wright(5) (6)	207,500	Nil	115,080	Nil	N/A	Nil	322,580
(1)	In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 125%; (iii) risk free interest rate of 1.5%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.
(2)	Mr. Abramson resigned from the Board effective December 10, 2013.
(3)	Dr. Thompson joined the Board on June 27, 2013.
(4)	Dr. Underdown joined the Board on December 10, 2013.
(5)	Dr. Jim Wright was granted 250,000 stock options with a fair value of $102,750 on April 10, 2014 which were subsequently cancelled on May 15, 2014 in exchange for a cash payment of $125,000 as compensation for his role as Chairman of the Board and of the Special Committee (as defined below).
(6)	Dr. Wright is not standing for re-election at the Meeting as a member of the Board.

During the fiscal year ended May 31, 2014, each director who was not an officer of the Corporation was entitled to receive 15,000 share options and, at his election, common shares, deferred share units and/or cash compensation for attendance at the Board committee meetings. In addition, as directors had not received an option grant for the fiscal year 2014, each director received an additional grant of 15,000 options. Compensation for each director consisted of an annual fee of $15,000 and $1,500 per Board meeting attended (the Chair had previously received $4,500 to chair a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair of the Audit Committee received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members receive $500 for meetings held via conference call. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

Directors are entitled to participate in the DSU Plan. None of our directors except for Dr. Aiping Young participated in this plan in the fiscal years ended May 31, 2014 or 2013.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at May 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mr. Herbert Abramson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Dr. Denis Burger	15,000 50,000 50,000 15,000 30,000	0.215 0.215 0.180 0.475 0.500	Nov 28, 2021 Nov 28, 2021 March 8, 2022 Aug 1, 2022 Apr 10, 2024	3,525 11,750 13,500 Nil Nil	Nil	Nil	Nil

Dr. Bradley Thompson	45,000	0.500	Apr 10, 2024	Nil	Nil	Nil	Nil

Dr. Brian Underdown	30,000	0.500	Apr 10, 2024	Nil	Nil	Nil	Nil

Dr. Mark Vincent	15,000 25,000 15,000 30,000	0.215 0.180 0.475 0.500	Nov 28, 2021 March 8, 2022 Aug 1, 2022 Apr 10, 2024	3,525 6,750 Nil Nil	Nil	Nil	Nil

Mr. Warren Whitehead	15,000 6,000 15,000 30,000	0.215 0.180 0.475 0.500	Nov 28, 2021 March 8, 2022 Aug 1, 2022 Apr 10, 2024	3,525 1,620 Nil Nil	Nil	Nil	Nil

Dr. Jim Wright(3)	30,000 500,000 25,000 100,000 30,000	0.215 0.215 0.180 0.475 0.500	Nov 28, 2021 Nov 28, 2021 March 8, 2022 Aug 1, 2022 Apr 10, 2024	7,050 117,500 6,750 Nil Nil	Nil	Nil	Nil
(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on May 31, 2014 at the end of the fiscal year ($0.45), and the exercise price of the options.
(2)	Mr. Abramson resigned from the Board effective December 10, 2013 and all the options he owned expired on March 10, 2014.
(3)	Dr. Wright is not standing for re-election at the Meeting as a member of the Board.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the fiscal year ending May 31, 2014.

Name	Option-based awards - Value vested during the year ($) (1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mr. Herbert Abramson	Nil	Nil	Nil
Dr. Denis Burger	Nil	Nil	Nil
Dr. Bradley Thompson	Nil	Nil	Nil
Dr. Brian Underdown	Nil	Nil	Nil
Dr. Mark Vincent	Nil	Nil	Nil
Mr. Warren Whitehead	Nil	Nil	Nil
Dr. Jim Wright(2)	Nil	Nil	Nil
(1)	All options which vested during the year vested at the date of issue and the market value of the securities underlying the options was the same as the exercise price. Options which were granted in August 2012 and became fully vested in August 2013 did not have any market value at the time of vesting as the options were priced at $0.475 and the market price was $0.21.
(2)	Dr. Wright is not standing for re-election at the Meeting as a member of the Board.

INDEBTEDNESS

As of the date hereof, there is no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation. The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities during the fiscal year ended May 31, 2014 or from June 1, 2014 to the date hereof.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Corporation dated July 15, 2014 for the fiscal year ended May 31, 2014, under the heading “Audit Committee Information” for a disclosure of information related to the Audit Committee required under Form 52-110F1 to National Instrument 52-110 - Audit Committees (“NI 52-110”). A copy of this document can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

DIRECTORS AND OFFICERS’ LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with certain exceptions). For the period June 1, 2013 to May 31, 2014, the premium cost of this insurance was $84,000.

MANAGEMENT CONTRACTS

The management functions of the Corporation are not, in any way, performed in a substantial degree by a person or persons other than the directors or the executive officers of the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

General

On February 24, 2014, the Shareholders of the Corporation approved amendments to the Plans to (i) remove the insider participation limits that provided that the number of Shares issuable to insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation could not exceed 10% of the issued and outstanding Shares, that the number of Shares issued to insiders, within any one year period, under the any security based compensation arrangement of the Corporation could not exceed 10% of the issued and outstanding Shares of the Corporation and that any one insider could not, within a 12 month period, be issued a number of Shares under any security based compensation arrangement of the Corporation exceeding 10% of the number of issued and outstanding Shares of the Corporation; and (ii) remove the individual limit that provided that the number of Shares reserved for issuance under the security based compensation arrangements could not exceed 5% of the number of issued and outstanding Shares of the Corporation.

As of the date hereof, the total number of Shares outstanding and available for issuance by the Corporation under the Plans is 20,898,667. The maximum number of Shares reserved for issuance collectively under the Plans may not exceed 15% of the Corporation’s issued and outstanding Shares at any given time. As of the date hereof: (i) there are outstanding options to purchase 15,167,496 Shares issued under the Share Option Plan, representing 10.9% of the issued and outstanding Shares of the Corporation; (ii) there are no outstanding Shares issued under the ACP Plan; (iii) and there are no outstanding deferred share units under the DSU Plan. Therefore, 5,731,171 Shares remain available for future issuance under the Corporation’s security based compensation arrangements, representing 4.1% of the issued and outstanding Shares of the Corporation.

Share Option Plan

The Share Option Plan was established to advance the interests of Lorus by:

•	providing Eligible Persons (as defined below) with additional incentives;
•	encouraging stock ownership by Eligible Persons;
•	increasing the interest of Eligible Persons in the success of Lorus;
•	encouraging Eligible Persons to remain loyal to Lorus; and
•	attracting new Eligible Persons to Lorus.

The Compensation Committee, as authorized by the Board, administers the Share Option Plan. The maximum total number of Shares available for issuance from treasury under the Share Option Plan, together with the DSU Plan, the ACP and any other security based compensation arrangement is 15% of the Corporation’s issued and outstanding Shares at any given time. Any exercise of options pursuant to the Share Option Plan will make new option grants available under the Share Option Plan, provided that the maximum number of Shares reserved for issuance collectively under the Plans may not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

Under the Share Option Plan, options may be granted to any executive officer, employee, subsidiary of an executive officer or employee, or consultant or consultant entity (“Eligible Persons”). The exercise price of options granted under the Share Option Plan is established by the Board and will be equal to the closing market price of the Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the Share Option Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant. If the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a black out period or other restriction period imposed on the trading of Shares by the Corporation, the expiry date for the option will be the last day of the 10-day period. Options are personal to the participant and a participant may not transfer an option except in accordance with the Share Option Plan.

The Board may, its sole discretion, amend, suspend or terminate the Share Option Plan or any portion of it at any time in accordance with applicable legislation, without obtaining the approval of Shareholders. Any amendment to any provision of the Share Option Plan is subject to any required regulatory or Shareholder approval. The Corporation is, however, required to obtain the approval of the Shareholders for any amendment related to (i) the maximum number of Shares reserved for issuance under the Share Option Plan, and under any other security based compensation arrangements of the Corporation; (ii) a reduction in the exercise price for options held by insiders of the Corporation; and (iii) an extension to the term of options held by insiders of the Corporation.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable three months after the option holder’s termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation’s notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Alternate Compensation Plan

The Corporation has an ACP Plan which enables Lorus to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of Shares. The ACP Plan permits the Corporation to, in circumstances considered appropriate by the Board, encourage the ownership of equity of the Corporation by its directors and senior employees (“ACP Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Under the ACP Plan, ACP Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of Shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing Share price for the five (5) trading days prior to payment date (the “5-day VWAP”). The issue price of Shares issued under the ACP is the 5-day VWAP. Upon ceasing to be an ACP Participant, such ACP Participant will no longer be eligible to receive Shares under the ACP Plan and any amounts owing to such ACP Participant shall be paid without reference to the ACP Participant.

The maximum number of Shares reserved for issuance under the ACP Plan, when combined with the Share Option Plan and the DSU Plan, shall not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

There have been no Shares issued under the ACP Plan during the year ending May 31, 2014. Since May 31, 2014, there have been no Shares issued under the ACP Plan.

The Board may, at any time and from time to time, amend, suspend or terminate the ACP Plan without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange. Notwithstanding the foregoing, the Board may not, without the approval of the Shareholders, make amendments to the ACP Plan to increase the maximum number of Shares issuable under the ACP Plan, or to amend the provisions regarding Shareholder approval.

Deferred Share Units Plan

The Corporation adopted the DSU Plan on April 17, 2000 (amended on November 29, 2012 and March 27, 2014) which provides that participating directors and senior officers (“DSU Participants”) may elect to receive either a portion or all of the remuneration to be received from the Corporation in deferred share units. Such remuneration includes all amounts payable in cash or Shares (subject to election otherwise under the DSU Plan) to a DSU Participant by the Corporation or a subsidiary of the Corporation in respect of the services provided to the Corporation or subsidiary by the DSU Participant in any calendar year, including (a): in the case of a director, without limitation, (i) annual Board or committee of the Board or advisory retainer fees, (ii) fees for attending meetings of the Board or a committee of the Board and (iii) fees for serving as chairman or chairwoman of any committee of the Board, but, for greater certainty, excluding amounts payable to a DSU Participant as a reimbursement for expenses incurred in attending meetings; and (b): in the case of a senior officer, without limitation, those services for which a salary or cash bonus would normally be paid, provided that the relevant performance criteria which serve as a basis for the granting of such bonuses have been met.

Under the DSU Plan, the deferred share units that DSU Participants elect to receive for remuneration earned are credited to each DSU Participant’s account in an amount of units equal to the gross amount of remuneration to be deferred divided by the fair market value of the Shares, being the closing price of the Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the applicable regulatory authorities. Rights respecting deferred share units are not transferable or assignable other than by will or by the laws of descent and distribution.

A DSU Participant who has retired, resigned or has been terminated without cause from all positions with the Corporation and any subsidiary of the Corporation may redeem the deferred share units credited to the DSU Participant’s account. Subject to the approval of the Compensation Committee, the DSU Participant may indicate what portion of the payment is to be paid in cash and what portion is to be paid in Shares. A DSU Participant who has been terminated with cause may not redeem the deferred share units held by that DSU Participant and those deferred share units so held will be deemed cancelled as of the date of termination of the DSU Participant.

The maximum number of Shares reserved for issuance under the DSU Plan, when combined with the Share Option Plan and the ACP Plan, shall not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

During the period from June 1, 2013 to May 31, 2014, 780,000 deferred share units were outstanding to DSU Participants under the DSU Plan. In April 2014 the outstanding DSU obligation was satisfied through the issuance of 780,000 common shares. Since May 31, 2014, there have been no deferred share units issued under the DSU Plan.

The Board may amend the DSU Plan as it deems necessary or appropriate without Shareholder approval, subject to applicable corporate, securities and tax law requirements, but no amendment will, without the consent of the DSU Participant or unless required by law, adversely affect the rights of a DSU Participant with respect to deferred share units that have been credited to the account of the DSU Participant at the time of such amendment to the DSU Plan. Notwithstanding the foregoing, the Board must obtain Shareholder approval to increase to the maximum number of securities reserved for issuance under the DSU Plan or any other security based compensation arrangement, or to amend the provisions regarding Shareholder approval.

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”) with the purpose of the ESPP to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Shares on the stock market at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Shares under the ESPP.

During the year ended May 31, 2014, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Shares pursuant to the ESPP. Since May 31, 2014, there have been no Shares purchased pursuant to the ESPP.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the fiscal year of Lorus, ended May 31, 2014 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	15,167,496	10.9%	$0.54	5,731,171	4.1%	20,898,667	15%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2013, none of the proposed nominees for election as a director of the Corporation and none of the associates or affiliates of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation’s most recently completed fiscal year, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Lorus. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value. The Board and management believe that Lorus has a sound governance structure in place for both management and the Board. Of particular note Lorus has:

•	established a written mandate of the Board;
•	established a written charter for the Audit Committee;
•	established a written charter for the Compensation Committee;
•	established a written charter for the Corporate Governance and Nominating Committee;
•	established a written Disclosure and Insider Trading Policy; and
•	established a written Code of Ethics.

National Instrument 58-101  - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201  - Corporate Governance Guidelines (“NP 58-201”) requires issuers, including Lorus, to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Appendix A.

2015 SHAREHOLDER PROPOSALS

For the next annual meeting of Shareholders of Lorus, Shareholders must submit any proposal that they wish to raise at that meeting on or before April 17, 2015.

ADDITIONAL INFORMATION

Additional information relating to us, including our most current annual information form (together with documents incorporated therein by reference), our financial statements for the fiscal year ended May 31, 2014, the report of the auditor thereon, management’s discussion and analysis of our financial condition and results of operations for fiscal 2014 can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents are available upon written request to the Director of Finance of Lorus, free of charge to our securityholders. Our financial information is provided in our consolidated financial statements for the year ended May 31, 2014 and management’s discussion and analysis of our financial condition and results of operations for year ended May 31, 2014.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by our directors.

(signed) William G. Rice, Ph. D.
Chairman, President and Chief Executive Officer

APPENDIX A

Corporate Governance Practices

Lorus Therapeutics Inc. (the “Corporation”) is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110 - Audit Committees (“NI 52-110”).

Board of Directors

The board of directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment. Each year the Board reviews the composition of the Board and assesses whether a Board member is “independent”.

Director	Independent

Denis Burger	Yes
William G. Rice	No
Brian Underdown	Yes
Bradley Thompson	Yes
Mark Vincent	Yes
Warren Whitehead	Yes
Jim A. Wright	Yes

Dr. William G. Rice, Ph. D., Chairman, President and Chief Executive Officer of the Corporation is not an independent director because of his role in the Corporation’s management team. Dr. Wright is not standing for re-election as director as part of the annual and special meeting of the Shareholders of the Corporation to be held on August 19, 2014.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

William G. Rice	-
Denis Burger	Trinity Biotech plc BioCurex, Inc.
Brian Underdown	VistaGen Therapeutics Inc. Argos Therapeutics Inc.
Bradley Thompson	Oncolytics Biotech Inc. Immunovaccine Inc.
Mark Vincent	-
Warren Whitehead	-
Jim A. Wright	-

A-2

The independent directors regularly hold meetings, without the presence of non-independent directors and members of management. There were four meetings of the independent directors in the fiscal year ended May 31, 2014.

In 2014, further to the appointment of Dr. William G. Rice, Ph. D. as Chairman of the Board and Chief Executive Officer, the Corporation created the position of Lead Director to ensure that the directors have an independent leadership contact and maintain and enhance the quality of the Corporation’s corporate governance practices. Jim Wright, an independent director, is currently the Lead Director. The Lead Director provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) working to ensure a strong, effective, well-balanced and representative membership of the Board and its committees, (ii) ensuring that committees are working effectively, (iii) ensuring the integrity of management, (iv) evaluating, together with the Compensation Committee and Corporate Governance and Nominating Committee, corporate performance, and (v) ensuring the Board receives timely and accurate information before, during and after Board meetings.

The following table illustrates the attendance record of each director for all Board meetings held for the fiscal year ended May 31, 2014.

Director	Meetings Attended
Herbert Abramson(1)	10 of 10
Denis Burger	15 of 16
William G. Rice	10 of 10
Bradley Thompson(2)	11 of 16
Brian Underdown(3)	6 of 6
Mark Vincent	16 of 16
Warren Whitehead	15 of 16
Jim A. Wright(4)	16 of 16
Aiping Young(5)	13 of 13
(1)	Mr. Abramson resigned from the Board effective December 10, 2013.
(2)	Dr. Thompson joined the Board on June 27, 2013.
(3)	Dr. Underdown joined the Board on December 10, 2013.
(4)	Dr. Wright is not standing for re-election at the Meeting as a member of the Board.
(5)	Dr. Young did not stand for re-election at the annual general and special meeting of the shareholders of the Corporation held on March 27, 2014.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the Shareholders to ensure appropriate succession planning is in place, select the appropriate chief executive officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix B.

A-3

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee and the corporate governance and nominating committee. The Chief Executive Officer also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

The orientation includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, an introduction to the Corporation’s management team and corporate and business information. Any further orientation is dependent on the needs of the new member and may include items such as formal training sessions and attendance at seminars.

With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and its subsidiary. Additionally, consultants and agents for the Corporation are expected to abide by the Code.

The Corporate Governance and Nominating Committee regularly monitors compliance with the Code through communications with management and reports through the Disclosure and Insider Trading Policy (as described below) and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct. A copy of the Code may be found at www.SEDAR.com under the Corporation’s public profile.

The Corporation has developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer of the Corporation. No material change reports have been filed since the beginning of the Corporation’s most recently completed fiscal year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Conflicts of Interest

The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

A-4

Nomination of Directors

It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of: (i) the directors, (ii) the Chair of the Board, (iii) the Lead Director, (iv) the chairs of the Corporation’s committees, and (v) the senior officers. In addition, the Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer on an annual basis and is responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board and the executive officers of the Corporation based on issues relevant to the Corporation.

The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.

Other Committees

On September 12, 2013, the Corporation formed a special committee composed of independent directors to review strategic alternatives available to the Corporation, designed to secure the long-term financial and operational sustainability of the Corporation with a view to enhance shareholder value (the “Special Committee”). On October 28, 2013, the Special Committee, after having considered and reviewed a number of options, concluded its review. The Special Committee recommended that the Board approve the appointment of William G. Rice, Ph.D. as Chief Executive Officer and Chairman of the Board.

The members of the Special Committee were Jim Wright, Chairman, Denis Burger and Warren Whitehead.

Assessments

It is the Board’s mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

A-5

The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

APPENDIX B

LORUS THERAPEUTICS INC.

BOARD MANDATE

Purpose

The board of directors (the “Board”) of Lorus Therapeutics Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	A majority of the directors of the Board will be “independent” as defined by National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), U.S. securities laws and applicable stock exchange rules. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.
2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.
3.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.
2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and
(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

B-2

Corporate Planning and Performance

4.	The Board will:
(a)	adopt a strategic planning process and approve a strategic plan each year; and
(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

(a)	ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;
(b)	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and
(c)	ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.
5.	The Board will:
(a)	ensure the integrity of the Corporation’s financial reporting and internal control and disclosure policies and processes;
(b)	review the Corporation’s quarterly and year-end audited financial statements;
(c)	review annual audit plans and findings and monitor the implementation of audit recommendations;
(d)	ensure that the Board has available to it any independent external advice that may be required from time to time; and
(e)	implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

6.	The Board will:
(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(b)	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and
(c)	adopt a disclosure policy.

B-3

Shareholder Communication

7.	The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation’s shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

8.	The Board will:
(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;
(b)	ensure that the CEO is appropriately managing the business of the Corporation;
(c)	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;
(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;
(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

9.	The Board will:
(a)	ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO and the Chief Financial Officer (or its functional equivalent);
(b)	develop a process for the orientation and education of new members of the Board;
(c)	support continuing education opportunities for all members of the Board;
(d)	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair of the Board, and individual Board members on an annual basis;
(e)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

B-4
(f)	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;
(g)	ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;
(h)	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and
(i)	disclose on an annual basis the mandate, composition of the Board and its committees.